NO ACT

12-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001082

February 2, 2009

Received SEC
FEB 0 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202

Re: AT&T Inc.
Incoming letter dated December 17, 2008

Dear Mr. Wilson:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to AT&T by Nick Rossi. We also have received a letter on the proponent's behalf dated January 1, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 17, 2008

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 1, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Nick Rossi
Independent Lead Director

Ladies and Gentlemen:

This is the first response to the company December 17, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

In an apparent unprofessional game-playing incident the company initially forwarded an illegible outside opinion and now has provided a legible outside opinion:

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Fri, 19 Dec 2008 10:59:14 -0800

To: "WILSON, PAUL M (Legal)" <PW2209@att.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: No Action Request AT&T (T) Nick Rossi, Independent Lead Director

Mr. Wilson, Please email before the weekend a legible copy (as an attachment) of the outside opinion regarding Nick Rossi's proposal.
It also appears that the Securities and Exchange Commission received an illegible copy of the rule 14a-8 proposal.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Regarding the company (i)(2) objection the outside opinion cites only the lifted text from 8 Del. C. § 141(d) that is emphasized below. Thus the company appears intent on hiding the introductory text that leads to the text that the outside opinion likes.

The company provides only the below emphasized text of 8 Del. C. § 141(d):

(d) The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the first annual meeting held after such classification becomes effective; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification becomes effective, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire. The certificate of incorporation or bylaw provision dividing the directors into classes may authorize the board of directors to assign members of the board already in office to such classes at the time such classification becomes effective. ***The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected separately by the holders of any class or series of stock may be greater than or less than those of any other director or class of directors. In addition, the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors. Any such provision conferring greater or lesser voting power shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or bylaws. If the certificate of incorporation provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.***

It is not clear that the chosen words lifted from 8 Del. C. § 141(d) have the same meaning as in the stand-alone context provided by the company. Plus the company does not now have a classified board.

Additionally the company and outside opinion do not address whether the Certificate of Incorporation can be changed in order to negate even the possibly that a default provision could apply. The following text from the rule 14a-8 proposal would allow the board to do so (emphasis added):
"Shareholders request that our Board ***take the steps necessary*** to adopt a bylaw to require that our company have an independent lead director ..."

The company (i)(3) objections are directed at the text of the proposal which gives the Council of Institutional Investors definition of an independent director. The company unrealistically claims that there should be a long definition of certain trivial exceptions noted in this Council of Institutional Investors definition in a rule 14a-8 proposal that is limited to a mere 500-words and approximately 200-words are already devoted to the resolved statement to address in part any objection that the company might have that the duties of the independent lead director are incomplete.

The company essentially claims that no standard of independence could be mentioned in the rule 14a-8 proposal unless such standard was not subject to change.

The company essentially claims that it is material to address trivial exceptions. The company also essentially demands that any definition in a rule 14a-8 proposal must address differences in comparison to another definition on the same topic – all within 500-words. And if the proponent provided this the company could then consistently demand a comparison of the company practice to one or both of the independence definitions.

The company failed to note that the Council of Institutional Investors definition included in this very proposal was missing from the proposals in Schering-Plough Corp. (March 7, 2008) and JPMorgan Chase & Co. (March 5, 2008):
"The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

The company also failed to note that in the company-cited PG&E Corporation (March 7, 2008), which included the same CII definition as this proposal, that PG&E in fact published the proposal in its 2008 definitive proxy. The attached exhibit shows that PG&E acknowledged that it failed to provide the shareholder party with a copy of its no action request and PG&E then withdrew its no action request.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

March 20, 2008

Via E-Mail and U.S Mail

John Chevedden

FISMA & OMB Memorandum M-07-16

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation— Proposal from Chris Rossi Submitted to PG&E Corporation Pursuant to Rule 14a-8

Ladies and Gentlemen:

We have reviewed Mr. Chevedden's letter to the Division of Corporation Finance of the Securities and Exchange Commission, dated March 14, 2008 (attached). The letter relates to a shareholder proposal submitted by Mr. Chris Rossi (requesting an independent lead director) for inclusion in PG&E Corporation 2008 proxy materials.

After reviewing our files, we have confirmed that PG&E Corporation's No-Action Letter request regarding Mr. Rossi's proposal inadvertently was not delivered to Mr. Chevedden in a timely manner. PG&E Corporation did attempt to send the No-Action Letter Request to Mr. Chevedden by facsimile, but it appears that the transmission attempts did not succeed.

As a result, please note that PG&E Corporation is withdrawing its No-Action Letter request with respect to this proposal. PG&E Corporation also will include Mr. Chris Rossi's proposal in PG&E Corporation's 2008 proxy materials.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang

Attachment

[T: Rule 14a-8 Proposal, October 21, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Nick Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

It is particularly important to consider an independent Lead Director now because we currently we do not have an independent Board Chairman. Mr. Randall Stephenson serves as Board Chairman and as CEO. An independent Lead Director is one step to protect shareholders' interests when we do not have an independent Board Chairman.

Please encourage our board to respond positively to this proposal and establish a Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202
214-858-0424

1934 Act/Rule 14a-8

December 17, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 22, 2008, AT&T received a stockholder proposal and supporting statement (the "Proposal") submitted by Nick Rossi for inclusion in AT&T's 2009 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Annex A. For the reasons stated below, AT&T intends to omit the Proposal from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. The proponent has requested that all communications be directed to John Chevedden. Accordingly, a copy of this letter and the attachments is being mailed concurrently to Mr. Chevedden as notice of AT&T's intention to omit the Proposal from its 2009 proxy materials.

The Proposal calls for adoption of a bylaw requiring that AT&T have an independent lead director, with the applicable standard of independence being the standard set by the Council of Institutional Investors ("CII"), as follows:

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

AT&T believes that the Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(2) because implementing it would violate Delaware law, pursuant to Rule 14a-8(i)(3) because it is materially false and misleading, and pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2) because it would cause AT&T to violate Delaware law.

The Proposal would cause AT&T, a Delaware corporation, to violate the Delaware General Corporation Law because a bylaw giving independent directors greater voting rights than non-independent directors conflicts with AT&T's certificate of incorporation. Rule 14a-8(i)(2) provides that a proposal may be excluded if it would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. Under Delaware law, the default rule is that each director is entitled to one vote on each matter that is submitted for board action. The default rule may be modified, but only through the certificate of incorporation, not through a bylaw or any other means. AT&T's certificate of incorporation does not modify the default rule. Therefore, under AT&T's certificate of incorporation, each of AT&T's directors is entitled to one vote on each matter submitted for board action.

The Proposal conflicts with the default rule because the Proposal does not permit non-independent directors to elect the lead independent director. Furthermore, the Proposal specifically requests the board to adopt a bylaw. Under Delaware law, however, the default rule can be modified only through the certificate of incorporation and not through a bylaw. Moreover, a bylaw that conflicts with the certificate of incorporation is invalid. For these reasons, the Proposal, if implemented, would cause AT&T to violate Delaware law.

AT&T has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger supporting this position, a copy of which is attached hereto as Annex B. The opinion states, in relevant part:

> *Because the bylaw contemplated by the Proposal would conflict with the default rule, applicable by virtue of the Certificate of Incorporation, that each director shall be entitled to one vote on each matter submitted for board action, such bylaw would be void.*

Because these issues are discussed at length in the opinion, that discussion is incorporated in this letter and will not be repeated here.

In AT&T Inc. (February 7, 2006), the Staff concurred that a proposal calling for the board to adopt cumulative voting by means of a bylaw or long-term policy was excludable under Rule 14a-8(i)(2) because Delaware law permits cumulative voting only if it is authorized in the certificate of incorporation and AT&T's certificate of incorporation does not authorize cumulative voting. Similarly, the Proposal is invalid under Delaware law because the bylaw called for by the Proposal conflicts with AT&T's certificate of incorporation, under which each director is entitled to one vote on each matter submitted for board action. Therefore, we believe that the Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2).

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

The Proposal is materially false and misleading because it misrepresents the CII independence standard. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading.

The Proposal describes the CII independence standard as follows:

> *... which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.*

By contrast, Part 7, "Independent Director Definition," of the CII Corporate Governance Policies is attached hereto as Annex C. Section 7.2, "Basic Definition of an Independent Director," is as follows:

> *An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.*

The Proposal's description fails to capture several key features of this definition. First, the CII standard permits directors to have trivial connections to the corporation in addition to their directorships, whereas the Proposal describes the CII standard as not permitting any other connections. Section 7.3 of the CII Corporate Governance Policies, "Guidelines for Assessing Director Independence," contains eight bright-line tests for determining whether a director is independent, and allows for numerous connections with the corporation that would not disqualify a director from being independent. To take one example, under Section 7.3a, a director who is a former CEO of the corporation is not disqualified if the director served as CEO more than five years ago. The Proposal is false and misleading because it does not indicate to stockholders that these sorts of connections are permitted under the CII standard.

Second, the Proposal describes the CII standard as taking into account only a director's connections with the corporation. The CII definition, however, refers explicitly to a director's connections with the corporation's "chairman, CEO or any other executive officer" in addition to the corporation itself. Moreover, the final paragraph of Part 7 of the CII Corporate Governance Policies contains the following:

> *The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent.*

This language indicates that under the CII definition connections with other directors may also disqualify a director from being independent. Therefore, whereas the Proposal refers only to connections between a director and the corporation itself, the CII standard actually covers connections between a director and the corporation's chairman, CEO and any other executive officer, and the other directors, as well as the corporation itself.

In summary, the Proposal misrepresents the CII independence standard in two different ways: First, the Proposal describes the CII independence standard as being more restrictive than it really is because it suggests that the standard prohibits directors from having any connections with the corporation other than their directorships, whereas the standard in fact permits trivial connections. Second, the Proposal describes the CII independence standard as being less restrictive than it really is because it suggests that the standard takes into account only relationships with the corporation itself, whereas the standard in fact takes into account relationships with the corporation's executive officers and other directors, as well as relationships with the corporation itself. Moreover, because the CII independence standard is an essential element of the Proposal, the description of the standard is a material factor in a stockholder's decision to vote for or against the Proposal. Therefore, we believe that the Proposal is materially false and misleading and may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

The Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The Proposal is vague and indefinite under Rule 14a-8(i)(3) because it does not adequately describe the CII independence standard and because it does not specify which version of the CII independence standard is applicable. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

By way of background, Mr. Chevedden, as proxy for various stockholders, submitted a substantially similar proposal to various companies during the last proxy season. In at least three cases, the Staff concurred that this proposal could be omitted under Rule 14a-8(i)(3) as vague and indefinite because it specified the CII standard as the applicable standard of independence but failed to describe the CII standard or specify a particular version of it. See PG&E Corporation (March 7, 2008), Schering-Plough Corporation (March 7, 2008) and JPMorgan Chase & Co. (March 5, 2008). This season, in an effort to provide a description of the CII independence standard, Mr. Chevedden has added to the Proposal the words "which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, as discussed below, we do not believe that the addition of this language remedies the Proposal's defects.

The Proposal does not describe the CII standard adequately enough to allow stockholders to know what they are being asked to approve. As a company listed on the New York Stock Exchange ("NYSE"), AT&T applies the NYSE independence standard in determining whether its directors are independent, in addition to certain of its own independence standards. Because the Proposal would require AT&T to adopt the CII independence standard, it is important that stockholders be able to compare the two standards. However, the Proposal does not provide sufficient detail to allow AT&T's stockholders to do so. For example, although the general rule under the NYSE standard is that directors have no material relationship with the company other than their directorships, Rule 303A.02(b) of the NYSE Listed Company Manual contains five bright-line tests for determining independence, which allow for various immaterial relationships. The Proposal, however, does not provide sufficient detail to allow stockholders to determine whether the CII standard contains any bright-lines tests, or whether it permits immaterial relationships or imposes an absolute bar on relationships other than directorships. As a result, stockholders cannot determine whether the CII standard that they are being asked to approve is the same as AT&T's existing independence standard or different.

The Proposal is also vague and indefinite because it does not specify which version of the CII independence standard is to be adopted. As indicated on the CII website, "The corporate governance policies of the Council of Institutional Investors are a living document that is constantly reviewed and updated." Therefore, even if the Proposal adequately described the CII standard, since that standard changes over time, stockholders do not know whether they are voting on the standard as it existed at the time that the Proposal was submitted, or at the time of the annual meeting, or at the time that the proposed bylaw would be adopted (if approved).

The Proposal does not describe the CII independence standard in sufficient detail to allow stockholders to understand the substantive provisions of the standard or to compare it with AT&T's existing independence standard. Moreover, the Proposal does not specify which version of the standard applies. As a result, neither AT&T nor its stockholders can determine exactly what the Proposal requires. Therefore, we believe that the Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) as vague and indefinite.

* * *

For the reasons discussed above, we believe that the Proposal may be omitted from AT&T's 2009 proxy materials. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden

Annex A

2009 Proposal and Related Correspondence

Nick Rossi

FISMA & OMB Memorandum M-07-16

Legal Department
San Antonio, TX

OCT 22 2008

RECEIVED

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Stephenson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467

[T: Rule 14a-8 Proposal, October 21, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Nick Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

It is particularly important to consider an independent Lead Director now because we currently we do not have an independent Board Chairman. Mr. Randall Stephenson serves as Board Chairman and as CEO. An independent Lead Director is one step to protect shareholders' interests when we do not have an independent Board Chairman.

Please encourage our board to respond positively to this proposal and establish a Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Room 3000.17
Dallas, Texas 75202
Ph. (214) 464-5566

October 23, 2008

Via UPS
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On October 22, 2008, we received a letter dated October 6, 2008, from Nick Rossi submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. As instructed in the letter, we are directing our correspondence to you as proxy for Mr. Rossi. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Mr. Rossi's name does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Paul M Wilson

Legal Department
San Antonio, TX

OCT 24 2008

RECEIVED

5558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

Please advise in one business day whether there is further rule 14a-8 deficiency.

Post-it® Fax Note 7671	Date 10-24-08	# of pages ▶
To Paul Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 210-351-2071 210-351-3467	Fax #	

October 24, 2008

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account ***FISMA & OMB Memorandum M-07-16*** on the respective dates:

April 2, 2008
1000 shares HSBC HOLDINGS PLC SPON ADR NEW 8.125%

May 18, 2002
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
500 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

<u>August 15, 2002</u>
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

<u>On May 23, 2002 Nick journal into the same account the following:</u>
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 6.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004. 1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
Reinvested Dividends 5-23-2008: 48 shares
-Now owns 1,656 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

Annex B

Legal Opinion of Richards, Layton & Finger

RICHARDS LAYTON & FINGER

December 11, 2008

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to adopt a bylaw requiring the Company to "have an independent lead director," and specifies that such director shall be "elected by and from the independent board members." Thus, the Proposal would require the Company, through the Bylaws, to provide "independent board members" with greater voting rights than non-independent board members with respect to the appointment of the "independent lead director." Notably, the Proposal does not indicate that non-independent board members are expected to abstain from voting on the appointment of the independent lead director, but instead purports to disenfranchise those directors with respect to the matter. As a result of this provision, for the reasons set forth below, the Proposal, if implemented, would violate Delaware law.

Under Delaware law, the default rule is that directors are entitled to one vote on each matter submitted for board action. See 8 Del. C. § 141(b); Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 265-66 (Del. 1987) (emphasis added) ("In the absence of certificate provisions providing otherwise . . . each director has a single vote on each matter that occasions board action."). Section 141(d) of the General Corporation Law addresses the manner in which directors may be given greater or lesser voting rights than other directors. That subsection provides:

> The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation. The terms of office and voting powers of the directors elected separately by the holders of any class or series of stock may be greater than or less than those of any other director or class of directors. <u>In addition, the certificate of incorporation may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors</u>. Any such provision conferring greater or lesser voting power shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or bylaws. If the certificate of incorporation provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

8 <u>Del. C.</u> § 141(d) (emphasis added). Thus, Section 141(d) of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide specified directors with voting powers greater or lesser than those of other directors. But any modification of the voting powers of specified directors vis-à-vis their counterparts on the board may only be effected through the certificate of incorporation, and may not be effected through any other means, including a bylaw provision or board-adopted policy. <u>See</u> <u>Carmody v. Toll Bros., Inc.</u>, 723 A.2d 1180, 1191 (Del. Ch. 1998). In <u>Carmody</u>, the Delaware Court of Chancery invalidated a provision in a stockholder rights plan that purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." <u>Id.</u>; <u>cf.</u> 18A Am. Jur. 2d <u>Corporations</u> § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, the exclusive means of implementing such mechanism is by a provision of the certificate of incorporation. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 <u>Del. C.</u> § 228(a). In <u>Datapoint Corp. v. Plaza Securities Co.</u>, 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid, on the grounds that such a provision would only be effective if included in the certificate of incorporation. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-33 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently does not provide for specified directors to have voting powers greater or lesser than those of other directors. Implementation of the Proposal, however, would require the Board to adopt a bylaw that would give "independent board members" greater voting rights than non-independent board members with respect to the appointment of the independent lead director. Thus, the bylaw contemplated by the Proposal, if implemented, would conflict with the rule under Delaware law, as applicable by virtue of the Certificate of Incorporation (which does not alter the default rule), that each of the Company's directors is entitled to one vote on each matter submitted to the Board.[1]

Because the bylaw contemplated by the Proposal would conflict with the default rule, applicable by virtue of the Certificate of Incorporation, that each director shall be entitled to one vote on each matter submitted for board action, such bylaw would be void. Under Delaware law, a bylaw may not be inconsistent with law, nor may it conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . ."). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Moreover, a bylaw that conflicts with applicable law is void. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) (stating that "[a] bylaw that is inconsistent with any statute or rule of common law . . . is void"). In our opinion, to the extent the bylaw contemplated by the Proposal alters the default rule, applicable by virtue of the Certificate of Incorporation, that each director is entitled to one vote on each matter submitted for action by the Board, it is void.

We note that the addition of the language "take steps necessary" to the Proposal does not change the fact that the implementation of the Proposal would cause the Company to violate Delaware law. The SEC has previously taken a no-action position with respect to requests under Rule 14a-8(i)(2) to exclude proposals that the board "take steps necessary" (or take similar action) to amend the corporation's governing instruments, where the implementation of the proposal would cause the corporation to violate state law. See Bank of America Corporation, SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the

---

[1] We note that the Company's Corporate Governance Guidelines (the "Guidelines") provide that "[e]xecutive sessions shall be chaired by a Director (the "Lead Director"), who shall be selected by the non-management Directors from among the Committee Chairpersons ...." Section 12, AT&T, Inc. Corporate Governance Guidelines. Unlike the Proposal, the Guidelines do not purport to disenfranchise any particular directors in a legally binding manner. Rather, the Guidelines "set forth a common set of expectations as to how the Board should perform its functions." Id. But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In UniSuper, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The Proposal, if adopted by the stockholders and implemented, would result in stockholders divesting certain members of the Board of their statutory power to vote on matters submitted for board action, rather than the Board itself agreeing to abide by a set of expectations regarding its internal operations.

board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc., SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board take the "necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation, SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger P.A.

WF/JMZ

Annex C

Part 7: Independent Director Definition

of the CII Corporate Governance Policies

The Council of Institutional Investors Corporate Governance Policies

CONTENTS:

1. Introduction

1.1 **Nature and Purpose of the Council's Corporate Governance Policies**: Council policies neither bind members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations.

1.2 **Federal and State Law Compliance**: The Council expects that corporations will comply with all applicable federal and state laws and regulations and stock exchange listing standards.

1.3 **Disclosed Governance Policies and Ethics Code**: The Council believes every company should have written disclosed governance procedures and policies, an ethics code that applies to all employees and directors, and provisions for its strict enforcement. The Council posts its corporate governance policies on its web site (www.cii.org); it hopes corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareowners' [1] interests.

[1] At the February 2006 meeting of the Council's Policies Committee, it was decided that Council policies should use the term "shareowner" instead of "shareholder," reflecting the Council's belief that the former term is a better descriptor.

The Council strongly supports this concept and advocates that companies adopt conservative interpretations of approval requirements when confronted with choices. (For example, this may include material amendments to the plan).

6.5 **Performance-based Compensation**: While the Council is a strong advocate of performance-based concepts in executive compensation, we do not support performance measures in director compensation. Performance-based compensation for directors has significant potential to conflict with the director's primary role as an independent representative of shareowners.

6.6 **Perquisites**: Aside from meeting-related expenses such as air-fare, hotel accommodations and modest travel/accident insurance, the Council believes that directors should receive no other perquisites. Health, life and other forms of insurance, matching grants to charities, financial planning, automobile allowances and other similar perquisites cross the line as benefits offered to employees. The Council believes that charitable awards programs are an unnecessary benefit; directors interested in posthumous donations can do so on their own via estate planning. Infrequent token gifts of modest value are not considered perquisites.

6.7 **Repricing and Exchange Programs**: The Council believes that under no circumstances should directors participate in or be eligible for repricing or exchange programs.

6.8 **Employment Contracts, Severance and Change-of-control Payments**: Non-employee directors should not be eligible to receive any change-in-control payments or severance arrangements of any kind.

6.9 **Retirement Arrangements**

6.9a **Retirement Benefits**: Since non-employee directors are elected representatives of shareowners and not company employees, they should not be offered retirement benefits such as defined benefit plans or deferred stock awards nor should they be entitled to special post-retirement perquisites.

6.9b **Deferred Compensation Plans**: The Council does not object to allowing directors to defer cash pay via a deferred compensation plan for directors. However, the Council believes that such investment alternatives offered under deferred compensation plans for directors should mirror those offered to employees in broad-based deferral plans. Non-employee directors should not receive "sweeteners" for deferring cash payments into company stock.

6.10 **Disgorgement**: Directors should be required to repay compensation to the company in the event of malfeasance or a breach of fiduciary duty involving the director.

7. Independent Director Definition

7.1 Introduction
7.2 Basic Definition of an Independent Director
7.3 Guidelines for Assessing Director Independence

7.1 Introduction: Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 Basic Definition of an Independent Director: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 Guidelines for Assessing Director Independence: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director **or such relative;**

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)

END